1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

July 23, 2015

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:	Triloma EIG Global Energy Term Fund I, File Nos. 333-202216 and 811-23032
Triloma EIG Global Energy Fund, File Nos. 333-202743 and 811-23040

Dear Ms. Miller:

On behalf of Triloma EIG Global Energy Term Fund I (the “Term Fund”) and Triloma EIG Global Energy Fund (the “Perpetual Fund” and together, the “Funds”), closed-end management investment companies, electronically transmitted for filing is Pre-Effective Amendment No. 5 to the Term Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), and Pre-Effective Amendment No. 4 to the Perpetual Fund’s Registration Statement on Form N-2 under the 1940 Act (together, the “Amendments”). The purpose of the Amendments is to complete any outstanding items and to respond to your telephonic comments from July 21, 2015.  The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Amendments on their behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

TERM FUND

PROSPECTUS

Cover Page

Comment 1.                            In footnote 2 to the Offering Proceeds Table, please revise the per share cost with respect to organizational and offering expenses to be consistent with the per share cost of such expenses disclosed in the Fee Table.

Response 1.                               The disclosure has been revised accordingly.

Summary of Fees and Expenses

Comment 2.                            Please confirm the accuracy of the amounts in the expense example and supplementally explain the basis for such calculations, including the inclusion of the distribution fee in Year 1.

Response 2.                               We would note that the “Summary of Fees and Expenses—Example” has been revised to reflect an 8.0%, rather than 8.5%, cap on underwriter compensation in response to comments received from the Financial Industry Regulatory Authority. The Fund hereby confirms that the amounts in the revised expense example are accurate and would note that the full Distribution and Dealer Manager Fee was included in the “Summary of Fees and Expenses—Example” in order to provide clear disclosure to shareholders of the maximum possible fees expected to be borne in connection with the offering. The expense example numbers have been calculated using the following methodology:

As required by Form N-2, we begin the calculation with the assumption of a $1,000 investment with a 5% annual return. For the first year, we applied the fee rate stated in the “Summary of Fees and Expenses” table. Thereafter, we continued to apply this fee rate. However, consistent with the instructions for Form N-2, Item 3, we have (i) runoff the amortization of Year 1 offering costs at the end of Year 2; and (ii) rolled off the 1.0% trail load at the beginning of Year 4, as the 8.0% will be reached at the end of Year 3, given the current assumptions. Accordingly, the effective fee rates applied are as follows:

Year 1: 7.59% (and 5.0% front-end sales charge)

Year 2: 7.59%

Year 3: 6.85%

Year 4-10: 5.84%

Comment 3.                            In footnote 4 to the “Summary of Fees and Expenses” table, the disclosure states: “The Fund will cease paying distribution and dealer manager fees at the earlier of: (i) the date at which the underwriting compensation, including the distribution and dealer manager fees, paid by the Fund and shareholders, equals 8.5% of the gross proceeds from our offering; and (ii) the date at which a liquidity event occurs.” Please change “and” to “or” and state supplementally that meeting either of these conditions will cause the Fund to cease paying distribution and dealer manager fees.

Response 3.                               The disclosure has been revised accordingly.  We note that meeting either of the aforementioned conditions will cause payment of the trail load to immediately cease.

PERPETUAL FUND

PROSPECTUS

Cover Page

Comment 4.                            In footnote 2 to the Offering Proceeds Table, please revise the total and per share cost with respect to organizational and offering expenses to be consistent with the total and per share cost of such expenses disclosed in the Fee Table.

Response 4.                               The disclosure has been revised accordingly.

Summary of Fees and Expenses

Comment 5.                            Please confirm the accuracy of the amounts in the expense example and supplementally explain the basis for such calculations.

Response 5.                               The Fund hereby confirms that the amounts in the expense example are accurate. The expense example numbers have been calculated using the following methodology:

As required by Form N-2, we begin the calculation with the assumption of a $1,000 investment with a 5% annual return. For the first year, we applied the fee rate stated in the “Summary of Fees and Expenses” table. Thereafter, we continued to apply this fee rate. However, consistent with the instructions for Form N-2, Item 3, we have runoff the amortization of Year 1 offering costs at the end of Year 2. Accordingly, the effective fee rates applied are as follows:

Year 1: 6.39% (and 2.5% front-end sales charge)

Year 2: 6.39%

Year 3-10: 5.65%

*          *          *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz